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                                                                     EXHIBIT 5.1




                 DRKOOP.COM COMMENTS ON FIRST QUARTER RESULTS
     Company restructures commerce agreement - reduces future cash outlay
                    Company explores strategic alternatives

AUSTIN, TX - April 25, 2000 - drkoop.com, Inc. (Nasdaq: KOOP) today commented on financial results for the first quarter ended March 31, 2000 and announced it has retained a financial advisor to assist it in exploring strategic alternatives available to the Company. In addition, the Company announced the successful restructuring of its agreement with its commerce partner, America Online, Inc. (AOL), so as to convert future cash payments into increased equity ownership.

drkoop.com said that preliminary financial data indicates that revenue for the first quarter ending March 31, 2000 is anticipated to be in the range of $4.5 million to $4.7 million, which was below internal expectations. The Company attributed the anticipated shortfall to lower than expected direct-to-consumer
(DTC) advertising revenue. Accordingly, net loss per share is also expected to be wider than anticipated and in the range of $0.80-$0.82. Increased overall expenditures, due to an accelerated business plan, contributed to the quarter's wider than expected loss. The Company expects to release final financial results in the second week in May.

"We are clearly disappointed in the overall performance of the DTC component of our advertising program for the quarter," said Donald Hackett, president and CEO of drkoop.com. "As we communicated last quarter, we have taken steps to bring our DTC ad sales and serving program back in-house. These actions enable us to regain control over integrated packaging, inventory usage and cost per 1,000
(CPM) impression rates, and to remove the significant lag that has existed in the reporting systems of external providers. While these steps did not produce significant results as quickly as anticipated,
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we have established a dedicated pharmaceutical ad sales team led by an experienced pharmaceutical sales executive, and we signed our first deal with a Top 5 pharmaceutical company for a mega-brand product with a value approaching seven figures on an annualized basis."

"On the expense side, our first quarter expenses were higher than forecasted, as we made a strategic decision to ramp-up activities, such as bringing our ad serving and sales back in-house and investing in systems infrastructure," continued Hackett. "We have now completed much of this groundwork and have reduced on-going expenditures on these initiatives. In addition, we have reduced expenses related to contractors, marketing expenditures, and professional fees. As a result, we have substantially reduced our quarterly cash burn net of revenues and portal costs going forward by more than 57% to an estimated $6 million compared to approximately $14 million in the first quarter."

As of March 31, 2000 drkoop.com had approximately $24 million in cash on hand before giving effect to outstanding trade payables and accrued liabilities payable of approximately $16 million and approximately $3 million in trade receivables. Based on these estimates, the Company believes it has in excess of four months of cash remaining.

drkoop.com is actively pursuing other sources of new cash financing. Additionally, the investment-banking firm of Bear, Stearns & Co., Inc. has been retained to explore strategic alternatives available to the Company.

Separately, the Company has successfully restructured its content and commerce agreement with AOL. Under the restructuring, AOL has agreed to convert its previous agreement, including all future cash commitments as well as warrants, into drkoop.com common stock, giving AOL ownership of 10% of drkoop.com based on current shares outstanding. The term of the agreement and drkoop.com's level of promotion across the AOL properties has been modified to reflect the scale of the agreement going forward.
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"We are happy to continue our relationship with AOL," said Hackett. "The tremendous exposure we received through this agreement was critical in positioning our brand during our launch, helping us grow our traffic during the last year. The importance of restructuring contracts with ISP and portal partners cannot be overstated, and we are pleased to reassure our shareholders with this key first step in addressing the cash issue. We intend to reevaluate all other portal agreements while continuing to broaden both the reach and quality of our Network traffic and registered users going forward."


NOTE: A conference call discussing the above announcement will be held today, Tuesday, April 25, 2000 at 5:15 p.m. EST. To listen, please visit

www.streetevents.com/ or the Investor Relations section of the drkoop.com site.
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From the drkoop.com home page, click on About Us, then click on Investor
Relations or  www.corporate-ir.net/ireye/ir_site.zhtml?ticker=koop&script-2100.
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Participants should visit the site approximately 5 minutes prior to the call.
drkoop.com expects to announce final first quarter 2000 results the second week in May.

About drkoop.com, Inc.

drkoop.com is a leading global healthcare Network providing measurable value to individuals worldwide. Its mission is to empower consumers with the information and resources they need to become active participants in the management of their own health. The drkoop.com Network is built from relationships with other Web sites, healthcare portals and traditional media outlets, and integrates dynamic, medically reviewed content, interactive communities and consumer-focused tools into a complete source of trusted healthcare information. Its strategic alliance with Shared Medical Systems (SMS) makes drkoop.com a leader in promoting secure online interaction between patients, their physicians and local healthcare organizations. With more than one million registered users worldwide, drkoop.com has strategic relationships with 21 online organizations, including those of America Online and Disney's GO Network. The company's content is also featured on the Web sites of more than 330 healthcare facilities and more than 20
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leading television stations nationwide.

This document contains forward-looking statements relating to, among other things, expense levels, revenue trends, advertising sales trends, growth plans, future results of operations and general business conditions relating to drkoop.com. These forward-looking statements are based on our current expectations and are subject to material risks and uncertainties. Actual results could differ materially from these forward-looking statements depending on changes in external competitive market factors, the effectiveness of our marketing and promotion strategies or our ability to execute our business
strategy.   These matters and other business risks to which drkoop.com is subject are discussed in our periodic reports and registration statements filed from time to time with the Securities and Exchange Commission. In particular, investors are urged to review carefully the information under the caption "Risk Factors" in the Form 10-K for the year ended December 31, 1999 and the other information contained in that report. The Form 10-K may be obtained by accessing the database maintained by the Securities and Exchange Commission at www.sec.gov or by contacting drkoop.com as noted above.
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